

DEAR FELLOW WALT DISNEY COMPANY SHAREHOLDER:

Disney's 2024 Annual Meeting will be held on April 3, and it is time for you to vote to help **Restore the Magic** at Disney.

For more than a century, Disney has captivated millions of people all over the world with unforgettable films and experiences. Like you, Trian loves Disney and wants to see the Company succeed. With its iconic franchises, global presence and scale, unparalleled customer loyalty and enviable commercial flywheel, Disney and its shareholders should prosper.

But despite its many advantages, Disney has lost its way. Disney fell from its #1 position at the box office,[1] was late to enter the streaming business[2] and doubled down on linear TV at the wrong time.[3] As a result, financial performance has deteriorated, with earnings per share, free cash flow, operating income and many other key metrics lower than they were five years ago.[4]

Consequently, shareholders have suffered. Disney's stock has underperformed its media peers and the broader market over most relevant periods: over the past one, two, three, four and five years.[5]

Change Is Needed

To help ensure a better future for this great company, we believe Disney needs new independent directors who have a shareholder mindset, deep and relevant experience and a sense of urgency.

We have nominated two such candidates: **Nelson Peltz** and **Jay Rasulo**, each of whom have invested their own money in Disney stock and are dedicated to helping Disney. Nelson was a public company CEO and has served on the boards of many public companies facing performance, governance and CEO succession challenges, just like Disney. Jay is the former Chief Financial Officer of Disney and ran the Company's parks and resorts business before that.

Nelson and Jay pledge to work together with the other members of the Board and Disney's leadership team to enhance corporate governance and accountability, accelerate media profitability, review Disney's creative engine and clarify the Company's strategic focus. We believe Nelson and Jay will be a catalyst for much needed positive change.

We are seeking to replace two long-serving Disney directors whose backgrounds and skills are not, in our view, relevant to Disney's current challenges or likely to assist in its turnaround: Michael B.G. Froman and Maria Elena Lagomasino. Mr. Froman is President of the Council on Foreign Relations (where another Disney director is on the board) and Ms. Lagomasino helps organize the affairs of wealthy families. Whatever their strengths and skills in foreign affairs and wealth management, the cold truth is that neither of them has helped Disney retain its leadership position in the media landscape; neither of them has aligned executive pay with performance;[6] and neither of them has facilitated an orderly CEO transition.[7] Instead, under their watch, Disney has fallen – its fundamental financial performance is worse,[8] and its stock has underperformed.[9]

Disney can do better. But it needs some fresh thinking.



WE HAVE HELPED DRIVE CHANGE

At Trian, we have recommended and nominated directors at more than two dozen companies over the course of our history. Nelson Peltz has served on 11 public company boards himself and is one of the most experienced corporate directors in America. Time and again, Nelson and our other candidates have proven to be productive and collaborative directors; they have overseen major business transformations[10] and successful leadership transitions[11] and have helped drive growth[12] and create value[13] for all shareholders.

The simple fact is that Trian suggests candidates for boards in an effort to help, and our candidates focus their energy entirely on trying to create value for shareholders. Our fresh perspective and shareholder mindset, coupled with a genuine dedication to collegiality and collaboration, and long-term focus are a powerful combination. Great companies that have lost their way – like Disney – often thrive after new directors, nominated by Trian, are appointed.[14]

Just ask the companies themselves: executives at Mondelēz, Sysco and Wendy's, for example, have praised our directors for working constructively in the boardroom.[15] Even CEOs of companies that initially opposed the appointment of Mr. Peltz – Heinz, DuPont and Procter & Gamble – later commended him as constructive and collaborative.[16]

Accepting Change is Hard

Admittedly, our relationships with companies, and with other directors, do not always start with such positive feelings. Sometimes to deflect from performance issues, corporate boards attempt to sow uncertainty about Trian and our candidates, warning that we will be "disruptive" or that our candidates will "not add value."[17]

Disney has taken this approach to an extreme. Disney's Board has claimed that the election of Nelson and Jay threatens to "impede,"[18] "disrupt"[19] and "derail"[20] the Company's supposed progress. They have disingenuously touted "endorsements" from "experts"[21] who are, in fact, just service providers or advisors to Disney that have been highly compensated by the Company. Disney has used inflammatory rhetoric, claiming that our candidates (one of whom is Disney's own former CFO) are "oblivious"[22] and that our ideas are "inane."[23]

We have been here before.

We know that companies sometimes fear and resist change. But we also know that turnarounds are not easy and often require objective thinking and new ideas.

To Disney's incumbent directors, we say this: we are not here to upset, interrupt or reverse Disney's progress, or frustrate the Board or leadership team. **We love Disney; we are a large investor and we come with the sole purpose of helping the Company get back to delighting consumers and delivering strong returns for shareholders.** We look forward to the opportunity to do so together, with you, from inside the boardroom.

> **The [New York] Times interviewed a dozen former executives at companies targeted by Mr. Peltz, and all said he had bolstered results. . . ."[24]**
>
> The New York Times
>
> March 16, 2024

> **I've owned [Disney] stock in the past. The stock was a $200 stock three years ago. I would rather buy this stock at $150, with some synergy and some cooperation between Mr. Peltz and Disney's Board and Bob Iger than at $112 with the Disney Board and Bob Iger saying, 'thanks but no thanks, I don't need your help.'"[25]**
>
> CNBC
>
> **Joe Terranova**
> Senior Managing Director, Virtus Investment Partners; CNBC Contributor
>
> March 13, 2024

RESTORE THE MAGIC | TRIAN PARTNERS

PRIOR To Proxy Vote	 "The company is at a key inflection point and we cannot afford to let the Board and management be diverted from our progress and plan by creating a dysfunctional and destabilizing environment."	 "Trian has chosen this path [a proxy contest] with the potential to disrupt our Company at a key stage of execution against our plan"	 "[P&G] is in the best position to continue building a better Company without adding Mr. Peltz to the Board…Now is the time to focus on accelerating results, and prevent anything from derailing the work that is delivering improvement."
	Heinz, Jun 2006	**DuPont Press Release, Jan 2015**	**David Taylor, P&G CEO, Aug 2017**
AFTER Trian Involvement	"I said to another CEO…who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first Directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available Director."	"I have the highest regard for Nelson Peltz… Since becoming CEO of DuPont, I have talked many times with the Trian team and appreciate their insights on strategy and operations, as well as the collaborative and productive manner in which they have engaged with us."	"From day one, Nelson has been a focused, collaborative member of P&G's Board. Working in concert, Nelson and the Board have constructively provided perspective and expertise to help me and P&G's senior leaders navigate a challenging external environment and maintain long-term competitive advantage for the benefit of many stakeholders. I'm grateful for his service and the collaborative partnership we've developed over the past few years…"
	Bill Johnson, Heinz CEO, Mar 2008	**Ed Breen, DuPont CEO, July 2017**	**David Taylor, P&G CEO, Aug 2021**

VOTE FOR CHANGE

Nelson Peltz and Jay Rasulo have dedicated themselves to helping build a better future for this iconic company. Like you, we want Disney to improve the guest experience at its parks and on its cruises; create unforgettable, industry-leading films and television content; and deliver sustainable growth and value for shareholders for generations to come.

We are confident that, given its many advantages, Disney can do better. But we need your help.

Together, we can elect two new independent directors who will bring focus, alignment and accountability to the Company's boardroom. Together, we can **Restore the Magic** at Disney.

To ensure the election of Nelson Peltz and Jay Rasulo, it is essential that shareholders vote <u>FOR</u> Nelson Peltz and Jay Rasulo and <u>WITHHOLD</u> on Michael B.G. Froman, Maria Elena Lagomasino and all three Blackwells Nominees. Please use the enclosed `BLUE` proxy card.

P.S. If you voted already, it is not too late to switch your vote and support Trian's Nominees, Nelson Peltz and Jay Rasulo. Your last vote is the one that counts.

For more information, please visit www.RestoreTheMagic.com

DISCLAIMER

Except as otherwise set forth in this letter, the views expressed in this letter reflect the opinions of Trian Fund Management, L.P. and its affiliates ("Trian"), and are based on publicly available information with respect to The Walt Disney Company (the "Company"). Trian recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Trian's conclusions. Trian reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. Trian disclaims any obligation to update the information or opinions contained in this letter, except as required by law. For the avoidance of doubt, this letter is not affiliated with or endorsed by the Company.

This letter is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. Funds, investment vehicles, and accounts managed by Trian currently beneficially own shares of the Company. These funds, investment vehicles, and accounts are in the business of trading – buying and selling – securities and intend to continue trading in the securities of the Company. You should assume such funds may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

This letter contains forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian.

The estimates, projections and potential impact of the opportunities identified by Trian herein are based on assumptions that Trian believes to be reasonable as of the date of this letter, but there can be no assurance or guarantee (i) that any of the proposed actions set forth in this letter will be completed, (ii) that the actual results or performance of the Company will not differ, and such differences may be material, or (iii) that any of the assumptions provided in this letter are accurate.

Trian has neither sought nor obtained the consent from any third party to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein. Trian does not endorse third-party estimates or research which are used herein solely for illustrative purposes.

ENDNOTES

[1] Trian presentation, filed with the Securities and Exchange Commission on 03/04/24 ("Trian's White Paper") at page 106.

[2] *Id.* at page 30.

[3] *Id.* at pages 58-60.

[4] *Id.* at page 9.

[5] FactSet. Note: Disney performance measures total shareholder return ("TSR") through 03/15/24 defined as the total return an investor would have received if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. "Media Peers" represents the simple average of "Media Industry Peers" as defined in Disney's 2024 Definitive Proxy Statement and consists of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery; "Broader Market" represents the S&P 500 which we highlight here only as a widely recognized index, however, for various reasons the performance of the index and that of the securities mentioned above may not be comparable. One cannot invest directly in an index.

[6] Since Ms. Lagomasino became Chair of Disney's Compensation Committee, Disney's say-on-pay votes have averaged just 73%, which ranks in the bottom 10% of all S&P 500 companies and Disney's say-on-pay approval percentages have been below the S&P 500 median every year. Say-on-pay has also been below the average of all of the S&P 500 companies since 2018, which is Mr. Froman's tenure on the Board.

[7] Trian's White Paper at page 64.

[8] Trian's White Paper at page 9.

[9] FactSet. Disney's stock has underperformed Media Peers and the Broader Market over one, three and five years. See *supra* n. 6.

[10] At The Procter & Gamble Company ("P&G"), a household products company where Mr. Peltz served on the Board from 2018 until 2022, he helped P&G develop and oversee a "Four-Year Overhaul" that resulted in P&G "making several dramatic changes to help improve performance" and "streamlin[ing] its operations from 10 business units to six, improv[ing] its earnings growth, clear[ing] out bureaucracy and increas[ing] accountability." (Source: Article titled "Peltz to Depart P&G Board, Capping Nearly Four-Year Overhaul," published August 5, 2021 by Bloomberg.)

[11] Nelson Peltz has assisted six different boards with executing on successful succession plans since 2016 : Unilever (2023), Janus Henderson (2022), P&G (2021), Sysco (2020), Mondelēz (2017) and Wendy's (2016 and 2024).

[12] At Mondelēz International, an international snack company, during Mr. Peltz's tenure on the board of directors from 2014 to 2018, the company improved its cash flow generation through margin improvement and development of working capital efficiencies. (Source: SEC filings. In 2014, operating income margins were 11.7% and improved to 16.7% in 2018. Cash flow from operations were $3.56 billion in 2014 and improved to $3.95 billion in 2018.)

[13] At Trian portfolio companies where Nelson Peltz has served on the board, those companies have delivered an average annualized TSR of 17%, from the first day Trian invested through 12/31/23 (or through a company's sale date related to an acquisition), outperforming the S&P 500 by more than 500 bps and representing a 1600 bps improvement from the five-year period prior to Trian's involvement. This TSR information does not represent, and should not be construed as describing, the performance of any funds, investment vehicles or accounts managed by Trian. Past TSR performance is not indicative of future TSR performance. Although Trian believes that the changes or improvements for certain companies identified herein were attributable in significant part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Nelson and Trian's active involvement, there is no objective method to confirm what portion of such growth was attributable to Nelson and Trian's efforts and what may have been attributable to other factors.

[14] *Id.*

[15] See the "Third Party Perspectives" page of the Trian Group's website, www.RestoreTheMagic.com, for a list of quotes from select former directors and executives with whom Trian's partners have served on a public company board.

[16] *Id.*

[17] P&G Letter to Shareholders, 08/01/17.

[18] Disney Letter to Shareholders, 02/12/24.

[19] Disney Letter to Shareholders, 02/26/24.

[20] Disney Letter to Shareholders, 02/12/24.

[21] See the "Expert Analysis" page of Disney's campaign website, which includes supportive quotes from Jamie Dimon, the CEO of JPMorgan Chase, and Mason Morfit, the CEO of ValueAct Capital. According to the *Financial Times*, JPMorgan Chase has received more than $150 million in fees from Disney since 2014. *See also* Blackwells Capital Investor Presentation, 03/11/24 (estimating that ValueAct has earned more than $90 million in fees from managing assets for Disney's pension funds).

[22] Disney presentation filed with the SEC on 03/11/24 at page 42.

[23] *Id.* at page 4.

[24] James Stewart and Lauren Hirsch, "What Must Nelson Peltz Do to Get Some Respect?" The New York Times, 03/16/24 (emphasis added).

[25] Fast Money Halftime Report, CNBC, March 13, 2024.





RESTORE THE MAGIC | TRIAN PARTNERS

Scan the QR code to download Trian's White Paper, also available at www.RestoreTheMagic.com.